UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________

AMENDMENT NO. 2

TO

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

MANNATECH, INCORPORATED
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Certain Options to Purchase MTEX Common Stock, par value $0.0001 per Share
(Title of Class of Securities)

563771104
(CUSIP Number of Common Stock Underlying Class of Securities)
______________________

Stephen D. Fenstermacher, Co-Chief Executive Officer and Chief Financial Officer
Mannatech, Incorporated
600 S. Royal Lane, Suite 200
Coppell, Texas 75019
(214) 471-7400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to
J. Kenneth Menges, Jr., P.C.
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX 75201
(214) 969-2800
______________________

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
$1,569,381	$111.90

*   Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options to purchase 1,621,997 shares of common stock of Mannatech, Incorporated, having an aggregate value of $1,569,381  as of June 18, 2010 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model.  The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.
☒     Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
        Amount Previously Paid:        $111.90                                                                Filing Party:      Mannatech, Incorporated
        Form or Registration No.:       Schedule TO                                                       Date Filed:        July 16, 2010

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 16, 2010 (as amended, the “Schedule TO”), relating to an offer by Mannatech, Incorporated (the “Company”) to its employees, directors and consultants to exchange certain outstanding options to purchase shares of the Company’s common stock as described in the Offer to Exchange Certain Outstanding Stock Options for Replacement Options, dated July 16, 2010 (the “Offer to Exchange”).

Only those items amended are reported in this Amendment No. 2.  Except as specifically provided in this Amendment No. 2, the information in the Schedule TO remains unchanged.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Exchange Offer expired at 8:00 a.m. Central Time on August 13, 2010.  Pursuant to the Offer to Exchange,  784,930 Eligible Options were tendered and accepted by the Company for exchange.  The tendered options represent approximately 48.4% of the total stock options eligible for exchange in the Exchange Offer.  On August 16, 2010, the Company granted an aggregate of 440,558 Replacement Options in exchange for the Eligible Options surrendered in the Exchange Offer.  The exercise price of the Replacement Options is $2.46, which was the closing price of the Company’s common stock on August 16, 2010 as reported by the NASDAQ stock exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

MANNATECH, INCORPORATED
Dated: August 16, 2010	By:	/s/ Stephen D. Fenstermacher
Stephen D. Fenstermacher Co-Chief Executive Officer and Chief Financial Officer